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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 INNOTECH, INC.
                           (NAME OF SUBJECT COMPANY)

                                 INNOTECH, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  45766M 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              STEVEN A. BENNINGTON
                     PRESIDENT AND CHIEF OPERATING OFFICER
                                 INNOTECH, INC.
                               5568 AIRPORT ROAD
                            ROANOKE, VIRGINIA 24012
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE
     NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                            STEPHEN R. CONNONI, ESQ.
                          HERTZOG, CALAMARI & GLEASON
                                100 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 481-9500

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Innotech, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 5568 Airport Road, Roanoke, Virginia 24012. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the common stock, par value $.001 per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This Statement relates to a tender offer by INO Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Johnson & Johnson, a New Jersey corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated February 18, 1997 (the "Schedule 14D-1"), to purchase all outstanding shares of Common Stock (the "Shares") at a price of $13.75 per Share, net to sellers in cash, without any interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 18, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 10, 1997 (the "Merger Agreement"), among the Parent, the Purchaser and the Company, a copy of which is attached hereto as Exhibit A and incorporated herein by reference. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and satisfaction of the other conditions specified in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation and become a wholly owned subsidiary of the Parent (the "Surviving Corporation").

     All references in this Schedule 14D-9 to the Merger Agreement and to the transactions contemplated thereby are to the Merger Agreement and to such transactions as contemplated by the Merger Agreement, as presently in effect, and not as it may be subsequently amended by the Company's Board of Directors (the "Board") as reconstituted upon the purchase of Shares by the Purchaser pursuant to the Offer. See ITEM 3(b)(1) "THE MERGER AGREEMENT -- Board Representation" and "-- Amendment of Merger Agreement."

     All information contained in this Statement or incorporated herein by reference concerning the Purchaser, the Parent or their affiliates, or actions or events with respect to any of them, was provided by the Purchaser or the Parent and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     Based on information in the Offer to Purchase, the principal executive offices of the Parent and the Purchaser are located at One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) NAME AND ADDRESS OF THE COMPANY. The name of the Company, which is the person filing this Statement, and the address of the principal executive offices thereof, are set forth in Item 1 above.

     (b) MATERIAL CONTRACTS.  Except as described or referred to in the attached
Schedule I or set forth below, there exists no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser, its executive officers, directors or affiliates.

     (b)(1) THE MERGER AGREEMENT. A summary of the Merger Agreement is contained on pages 14 through 20 of the Offer to Purchase. The Offer to Purchase, a copy of which is enclosed with this Schedule 14D-9, has been filed with the Securities and Exchange Commission (the "SEC") and is incorporated herein by reference. The following summarizes certain provisions of the Merger Agreement which relate to agreements and arrangements among the Company, the Purchaser (or the Parent) and the Company's
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executive officers and directors. The following summary is qualified in its entirety by reference to the Merger Agreement. The Merger Agreement and the summary thereof contained in the Offer to Purchase should each be read in its entirety for a more complete understanding of the terms and provisions of the Merger Agreement.

     Board Representation. The Merger Agreement provides that, promptly upon the acceptance for payment of, and payment for, Shares by the Purchaser pursuant to and subject to the conditions of the Offer, the Purchaser shall be entitled to designate such number of directors on the Board of the Company as will give the Purchaser a majority of such directors, and the Company shall, at such time, cause the Purchaser's designees to be so elected by its existing Board. The Company has agreed to take all action requested by the Parent necessary to effect such election and, at the Parent's option, to either increase the size of the Company's Board and/or obtain the resignations of such number of its current directors as is necessary to enable the Purchaser's designees to be elected or appointed to, and to constitute a majority of, the Company's Board. The Company's obligation to appoint designees to the Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. In this regard, the Company has prepared and filed with the SEC simultaneously herewith an Information Statement containing the information required by such Section 14(f) (the "Information Statement"), a copy of which is attached hereto as Schedule I.

     Stock Option Plans and Warrants. The Merger Agreement provides that, as soon as practicable following the date of the Merger Agreement and prior to the consummation of the Offer, the Company shall ensure that, with certain exceptions set forth in the Merger Agreement, each option to purchase Shares (a "Company Stock Option") theretofore granted under any stock option, stock appreciation rights or stock purchase plan, program or arrangement of the Company (collectively, the "Stock Option Plans"), and each warrant to purchase Shares (a "Warrant"), in each case outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, shall either (1) be cancelled immediately prior to the effective date of the Merger (the "Effective Time") in exchange for an amount in cash, payable at the time of such cancellation, equal to the product of (x) the number of Shares subject to such Company Stock Option or Warrant immediately prior to the Effective Time and (y) the excess of the price per Share to be paid in the Offer over the per Share exercise price of such Company Stock Option or Warrant (the "Net Amount") or (2) be converted immediately prior to the Effective Time into the right solely to receive the Net Amount. The Merger Agreement further provides that the Company (or, if appropriate, the Board or any committee thereof administering the Stock Option Plans) shall use its reasonable best efforts to ensure that immediately prior to the Effective Time any Company Stock Options and Warrants then remaining are cancelled or converted as set forth above. The Company shall not make, or agree to make, payments of any kind to any holder of a Company Stock Option or a Warrant (except for the payment described above) without the consent of the Parent (which consent may not be unreasonably withheld).

     Continuation of Benefits. The Parent has agreed in the Merger Agreement to cause the Surviving Corporation to take such actions as are necessary so that, for a period of not less than one year after the Effective Time, employees of the Company who continue their employment will be provided employee benefits which in the aggregate are at least generally comparable to those provided to such employees as of the date of the Merger Agreement. The Merger Agreement also provides that it is the Parent's stated current intention, following the first anniversary of the Effective Time, to provide employee benefit plans, programs, arrangements and policies for the benefit of employees of the Company which are generally comparable in the aggregate to the employee benefit plans, programs, arrangements and policies provided for the benefit of other similarly situated employees of the Parent and its subsidiaries.

     Amendment of Merger Agreement. The Merger Agreement provides that, following the election or appointment of the Purchaser's designees to the Company's Board (See "-- Board Representation" above) and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension of time permitted for the performance of the obligations of the Parent or the Purchaser thereunder or waiver or exercise of the Company's rights or remedies thereunder will require the affirmative vote of a majority of the directors of the Company then in office who were not designated by the Parent or the Purchaser.

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     Agreements with Respect to Director and Officer Indemnification and
Insurance. Pursuant to the Merger Agreement, all provisions for the indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Effective Time (including with respect to the transactions contemplated by the Merger Agreement) existing at the time of such Agreement or at the Effective Time in favor of the Company's current or former directors or officers, as provided in the Company's Certificate of Incorporation, its By-laws (each as in effect on the date of the Merger Agreement) and reasonable indemnification agreements, shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and continue in full force and effect without amendment, modification or repeal in accordance with their terms for a period of not less than six years after the Effective Time.

     In addition, the Merger Agreement provides that, for six years after the Effective Time, the Parent shall, unless the Parent shall agree in writing to guarantee the indemnification obligations discussed above, provide officers' and directors' liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, including, but not limited to, the transactions contemplated by the Merger Agreement, covering each person covered by the Company's existing officers' and directors' liability insurance policy, or who becomes covered by such policy prior to the Effective Time, on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement; provided, that in satisfying such obligation, the Parent shall not be obligated to pay premiums in excess of 200% of the amount per annum that the Company paid in its last full fiscal year; and provided, further, that the Parent shall nevertheless be obligated to provide such coverage as may be obtained for such 200% amount.

     The Merger Agreement provides that in the event that the Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any to person, then, and in each such case, proper provision will be made so that the successors and assigns of the Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in the two preceding paragraphs. In the event that the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions, the Parent will either guarantee the indemnification obligations referred to above or take such other action to ensure that the ability of the Surviving Corporation, legal and financial, to satisfy such indemnification obligations will not be diminished in any material respect.

     No Solicitation; Termination Fee. The Merger Agreement provides that the Company shall not, and shall not authorize or permit any of its officers, directors, employees, or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly (i) solicit, initiate or encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, at any time prior to the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, the Board of the Company (or the special committee it formed in connection with the Offer and the Merger (the "Special Committee")) determines in good faith, after consultation with outside counsel, that failure to do so would create a substantial risk of liability for breach of its fiduciary duties to the Company's stockholders under applicable law, the Company may, in response to a Takeover Proposal that was unsolicited, and subject to compliance with the provisions discussed below (x) furnish information with respect to the Company to any person pursuant to a customary and reasonable confidentiality agreement and (y) participate in negotiations regarding such Takeover Proposal.

     The Merger Agreement defines "Takeover Proposal" as any proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company or 20% or more of any class of outstanding equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by the Merger Agreement.

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     The Merger Agreement provides further that unless the Board of the Company shall have terminated the Merger Agreement as described below, neither the Board, nor any committee thereof, shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Parent, the approval or recommendation by such Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement with respect to any Takeover Proposal. The Company may terminate the Merger Agreement and take any such action, if, prior to the obligation of the Purchaser to accept Shares for payment pursuant to the Offer, the Board of the Company determines that a Takeover Proposal constitutes a Superior Proposal (as defined below); provided, however, that the Company may not terminate the Merger Agreement pursuant to this provision unless and until five business days have elapsed following delivery to the Parent of a written notice of such determination by the Board of the Company and during such five business day period the Company (i) informs the Parent of the terms and conditions of the Takeover Proposal and the identity of the person making the Takeover Proposal and (ii) otherwise cooperates with the Parent with respect thereto (subject, in the case of clause (ii), to the condition that the Board of the Company shall not be required to take any action that it believes, after consultation with outside legal counsel, would present a substantial risk of liability for violating its obligations to the Company or the Company's stockholders under applicable law) with the intent of enabling the Parent to agree to a modification of the terms and conditions of the Merger Agreement so that the transactions contemplated thereby may be effected; provided, further, that the Company may not terminate the Merger Agreement pursuant to such provision unless at the end of such five business day period the Board of the Company continues to believe that the Takeover Proposal constitutes a Superior Proposal and no later than two days thereafter the Company pays to the Parent a termination fee in the amount of $6.25 million and reimburses it for related expenses in an amount up to $500,000.

     The Merger Agreement defines a "Superior Proposal" to be any bona fide proposal made by a third party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the voting power of the Shares or all or substantially all the assets of the Company and otherwise on terms that the Board of the Company determines in its good faith judgment (based on the written opinion of a financial advisor of nationally recognized reputation, which opinion shall be provided to the Parent) to be more favorable to the Company's stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of the Company, is capable of being obtained by such third party.

     The Merger Agreement provides that nothing contained therein shall prohibit the Company from taking and disclosing to its stockholders with respect to a Takeover Proposal a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making any disclosure to the Company's stockholders if, in the opinion of the Board of the Company (or the Special Committee), after consultation with counsel, failure to so disclose would create a substantial risk of liability for breach of its fiduciary duties to the Company's stockholders under applicable law; provided, that the Company may not, except as discussed above, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, a Takeover Proposal; provided, further, that the taking of a position by the Company pursuant to Rule 14e-2(a)(2) or (3) of the Exchange Act in respect of a Takeover Proposal shall not be deemed a withdrawal, a modification, or a proposal to do either of its position with respect to the Offer or the Merger.

     (b)(2) THE STOCKHOLDER AGREEMENT.

     Simultaneously with entering into the Merger Agreement, the Parent and the Purchaser entered into a Stockholder Agreement (the "Stockholder Agreement") with Chase Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc. and Ronald D. Blum, O.D., Chairman, Chief Executive Officer and Secretary of the Company (collectively the "Selling Stockholders"). The following summary of the Stockholder Agreement is qualified in its entirety by reference to the Stockholder Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference. Such Agreement should be read in its entirety for a more complete understanding of its terms and provisions.

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

     Sale or Tender of Shares. Pursuant to the Stockholder Agreement, each Selling Stockholder has agreed to tender to the Purchaser, pursuant to the Offer, or otherwise to sell to the Purchaser, in each case at a price of $13.75 per Share, all Shares beneficially owned by him or it (the "Subject Shares") (representing an aggregate of 3,331,608 outstanding Shares, or approximately 37% of the Shares outstanding as of February 10, 1997). Such obligation to tender or sell is subject to the Purchaser having accepted Shares for payment under, and subject to the conditions of, the Offer.

     Restrictions on Transfer. Each of the Selling Stockholders has agreed, until the Stockholder Agreement has terminated, among other things, not to: (i) sell, transfer, give, pledge or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment, or other disposition of, the Subject Shares owned by such Selling Stockholder other than pursuant to the terms of the Offer or the Merger;
(ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal;
(iii) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal; or (iv) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, that clause (iv) will not be deemed to have been violated if in response to an unsolicited inquiry, the Selling Stockholder states that he or it is subject to the provisions of the Stockholder Agreement.

     Voting Rights. Each of the Selling Stockholders has also agreed, and the Stockholder Agreement includes an irrevocable proxy provision for the benefit of the Purchaser with respect to the Subject Shares owned by each Selling Stockholder, to, until the Stockholder Agreement has terminated, vote such Shares (i) at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement; and (ii) at any meeting of stockholders of the Company or at any adjournment thereof or in any other circumstances upon which a Selling Stockholder's vote, consent or other approval is sought, against (x) any Takeover Proposal or (y) any amendment of the Company's Certificate of Incorporation or By-laws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of the Company's Common Stock.

     Termination. The Stockholder Agreement provides that it will terminate on the date upon which the Merger Agreement is terminated in accordance with its terms, provided that a termination fee has not, or could not at any time in the future, become payable under the Merger Agreement, in which case certain provisions of the Stockholder Agreement, including those discussed below, shall survive until such termination fee is paid.

     Payment by Stockholders. The Stockholder Agreement provides that in the event that the Merger Agreement shall have been terminated under circumstances where the Parent is or may become entitled to receive a termination fee, each Stockholder shall pay to the Parent on demand an amount equal to the difference between the consideration received by such Stockholder from the consummation of any transaction which gives rise to the Company's obligation to pay the termination fee pursuant to the Merger Agreement and the consideration such Stockholder would have received had he or it tendered the Subject Shares pursuant to the Offer (without taking into account any modifications to the Offer as in effect on the date hereof), as determined in accordance with the Stockholder Agreement.

     In addition, the Stockholder Agreement provides that in the event that (x) prior to the Effective Time, a Takeover Proposal shall have been made and (y) the Effective Time shall have occurred and the Parent for any reason shall have increased the amount of merger consideration payable over that set forth in the Merger Agreement in effect on the date thereof (the "Original Merger Consideration"), each Selling Stockholder

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

shall pay to the Parent on demand an amount in cash equal to the product of (i) the number of Subject Shares owned by such Selling Stockholder and (ii) 100% of the excess, if any, of (A) the per Share cash consideration or the per Share fair market value of any noncash consideration, as the case may be, received by such Selling Stockholder as a result of the Merger, as amended, determined as of the Effective Time, over (B) the amount of the Original Merger Consideration determined as of the time of the first increase in the amount of the Original Merger Consideration.

     (b)(3) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY AND CONFLICTS.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers and directors are summarized in the Information Statement attached hereto as Schedule I and incorporated herein by reference under the Sections entitled "Executive Compensation" and "Certain Relationships and Related Transactions."

     A summary of certain other contracts, agreements, arrangements and understandings between the Company and its executive officers, directors and affiliates and certain actual or potential conflicts are set forth below.

          (i) Stock Options. The current directors and executive officers of the Company as a group hold Company Stock Options granted under the Stock Option Plans to purchase an aggregate of 1,184,432.3 Shares at exercise prices ranging from $0.079 to $15.50 per Share. In accordance with the terms of the Merger Agreement, each holder of a Company Stock Option granted under the Stock Option Plans which is outstanding immediately prior to the consummation of the Offer, whether or not then exercisable, will be entitled, upon cancellation, to receive from the Company an amount in cash equal to the product of (x) the number of Shares subject to such Company Stock Option immediately prior to the Effective Time and (y) the excess of the price per Share to be paid in the Offer over the per Share exercise price of such Company Stock Option. See ITEM 3(b)(1) "THE MERGER
     AGREEMENT -- Stock Option Plans and Warrants."

          (ii) Employment Agreements. The Company is a party to employment agreements with certain of its executive officers, consisting of Dr. Ronald
     D. Blum, Dr. Amitava Gupta, Steven A. Bennington, Robert P. Padula, Sunder
     H. Malkani, Horace N. Hudson and Jo Ann Swasey. By operation of law, the employment agreements will become obligations of the Surviving Corporation after the Merger. Certain of these agreements provide for the payment of certain severance and other benefits upon termination of the officer's employment following a change in control of the Company.

          (iii) Noncompetition Agreements. The Parent is a party to noncompetition agreements entered into in connection with the Merger with certain of the Company's key executive officers, consisting of Dr. Ronald
     D. Blum, Dr. Amitava Gupta, Steven A. Bennington, Robert P. Padula, Sunder
     H. Malkani, Horace N. Hudson and Jo Ann Swasey. Under these agreements, each such executive officer has agreed to not, for two years following the termination of such executive officer's employment, engage in certain specified activities relating to the Company or the Company's business. Pursuant to such non-competition agreements, if any such officer's employment with the Company is terminated without Cause (as defined in such agreements), the Company will continue to pay such officer through the end of such two-year period, in accordance with the Company's regular payroll practices, an amount equal to such officer's annual salary.

          (iv) Exculpation and Indemnification of Officers and Directors. The Company's Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, provided that liability is not eliminated
     (A) for any breach of a director's duty of loyalty to the Company or its stockholders; (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (C) for actions covered under Section 174 of the Delaware General Corporation Law (the "DGCL"); or (D) for any transaction from which the director derived an improper personal benefit.

          In addition, the Company's By-Laws provide that the Company shall indemnify directors, officers, employees or agents against liabilities incurred in their capacities as such if such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition thereof as authorized by the Company's Board upon receipt of an undertaking by such officer or director to repay such amount unless it is ultimately determined that such officer or director is entitled to indemnification. The indemnification provided by the Company's By-Laws is not exclusive. The Company may maintain insurance, at its expense, to protect itself and its directors, officers, employees or agents against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Company currently maintains such insurance for its directors and executive officers.

          The Merger Agreement provides that the indemnification obligations set forth in the Company's Certificate of Incorporation and By-laws on the date of the Merger Agreement shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time. It is expected that the officers and directors of the Company will enter into reasonable indemnification agreements with the Company prior to the Effective Time. Pursuant to the terms of the Merger Agreement, such agreements shall become obligations of the Surviving Corporation and shall survive the Merger for a period of six years after the Effective Time.

          Pursuant to the terms of the Merger Agreement and subject to certain limitations, for a period of six years from the Effective Time, the Parent shall, unless the Parent agrees in writing to guarantee the indemnification obligations set forth in the preceding paragraph, provide officers' and directors' liability insurance covering those persons who are covered by the Company's existing officers' and directors' liability insurance policy or who become covered by such policy prior to the Effective Time. See ITEM 3(b)(1) "THE MERGER AGREEMENT -- Agreements with Respect to Director and Officer Indemnification and Insurance."

     (v) Certain Payments. Three significant stockholders of the Company have indicated an agreement to pay to Dr. Ronald D. Blum, Chairman, Chief Executive Officer and Secretary of the Company, an aggregate amount of approximately $200,000 to compensate Dr. Blum for certain tax liabilities to be incurred by him as a result of the Merger Agreement and the transactions contemplated thereby. The form and timing of such payment is subject to final agreement by such parties.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS. The Company's Board has unanimously approved the Merger Agreement, the Offer and the transactions contemplated thereby and unanimously recommends that all holders of Shares tender such Shares pursuant to the Offer.

     (b) BACKGROUND; REASONS FOR BOARD'S RECOMMENDATION.

     Since February 1993, the Parent and the Company have from time to time engaged in discussions and exchanges of information in an effort to examine possible business arrangements.

     In August 1995, as part of a series of transactions aimed at providing the Company with necessary financing, Johnson & Johnson Development Corporation purchased $1,500,000 of preferred stock in the Company. In addition, concurrently therewith, the Parent acquired an option (the "Option") to purchase all of the outstanding capital stock of the Company at a net aggregate exercise price of approximately $85 million. The Parent paid the Company $1,500,000 in consideration for the grant of the Option. Due to certain business considerations, the Parent did not exercise the Option, and pursuant to its terms, the Option terminated on March 14, 1996 and the Parent was issued additional preferred stock in lieu thereof.

     The Parent conducted due diligence investigations of the Company during the fall and winter of 1995-1996 in connection with the Option, and the Parent, Johnson & Johnson Vision Products, Inc. and the Company entered into a Confidentiality Agreement (the "Confidentiality Agreement") in connection therewith on November 27, 1995.

     As a result of transactions immediately preceding the Company's initial public offering on March 14, 1996, the equity securities owned by the Parent and its subsidiaries were converted into an aggregate of 474,515 Shares.

     On August 1, 1996 and January 31, 1997, respectively, the Confidentiality Agreement was restated and amended, and the Parent thereafter conducted new due diligence reviews of the Company in contemplation of a possible business arrangement. During January 1997, the Parent decided to propose a transaction to the Company whereby the Parent would acquire all the outstanding capital stock of the Company for cash.

     On January 29, 1997, James R. Utaski, Vice President, Corporate Development of the Parent, W. Ben Deibler, Vice President, New Business Development, Worldwide Franchise Vistaken, a division of a subsidiary of the Parent, and James R. Hilton, Assistant General Counsel of the Parent, met in New York with Ronald D. Blum, O.D., Chairman, Chief Executive Officer and Secretary of the Company, Damion E. Wicker, M.D., a director of the Company and a general partner of the general partner of Chase Venture Capital Associates, L.P., Ian M. Kidson, a director of the Company and a Managing Director of CIBC Wood Gundy Securities Inc., and counsel to the Company. At the meeting, Messrs. Utaski, Deibler and Hilton expressed the Parent's serious interest in exploring an acquisition of the Company and proposed general parameters pursuant to which the Parent would be willing to proceed with such a transaction. The representatives of the Company expressed the Company's interest in proceeding with discussions.

     On January 30, 1997, the same parties continued negotiations by telephone conference.

     On February 2, 1997, the same parties other than Mr. Hilton met again in New York. Mr. Deibler indicated that the Parent was prepared to proceed with an acquisition of the Company valued between approximately $130 and $134 million, subject to the accuracy of certain assumptions (including the amount of cash and equivalents and usable net operating loss carryforwards) and subject to completion of due diligence and the negotiation of definitive agreements. On this basis, Dr. Blum agreed on behalf of the Company to move forward to consider whether to effect a transaction with the Parent.

     Following the February 2, 1997 meeting, the Parent began a new extensive due diligence review of the Company. Also, on February 2, 1997, the Company's Board resolved to create the Special Committee to explore various strategic alternatives for the Company, including a possible transaction with the Parent.

     On February 5, 1997, Messrs. Utaski and Deibler met in New York with counsel for the Parent and the Company, Michael B. Packard and Gregory J. Forrest, each a director of the Company and a member of the Special Committee, counsel to the Special Committee and representatives of Prudential Securities Incorporated ("Prudential Securities"). The Parent's representatives confirmed that it was a condition to the Parent's willingness to enter into an agreement to acquire the Company that there be an agreement along the lines of the Stockholder Agreement and that there be certain other provisions in the event of the termination of the Merger Agreement by the Company in connection with a competing transaction. The members of the Special Committee and their representatives discussed with the Parent and its representatives the details of such provisions as well as certain other provisions of the draft documents that had been circulated.

     Between February 5, 1997 and February 10, 1997, the Parent, the Company, the Special Committee and their respective representatives had several internal discussions and continued negotiations with respect to the price, the amount and terms of the termination fee and other details of the transaction. On February 9, 1997, the Special Committee met with its counsel, representatives of Prudential Securities and Company counsel and reviewed and discussed the proposed transaction, including drafts of the Merger Agreement and related documents. After various proposals and counterproposals, these negotiations culminated in the Special Committee recommending to the Company's Board during its meeting on February 10, 1997 the Parent's proposed price of $13.75 per Share and forms of definitive agreements, and the Company and the Parent agreeing on such price and documentation. The Company's full Board met midday on Monday, February 10, 1997. Following a presentation of Prudential Securities, the Company's receipt of the fairness opinion from Prudential Securities and discussions with counsel to the Company and to the Special Committee concerning the terms of the Offer and the Merger and the fiduciary duties of the Company's directors, the Special Committee met separately and determined to recommend to the full Board approval of the proposed transaction. Thereafter, the full Board reconvened and, after receiving the Special Committee's recommendation, approved the transaction. The Parent's Board of Directors also met Monday, February 10, 1997 during which meeting the transactions contemplated by the Merger Agreement and the Stockholder Agreement were approved. Following these approvals, the Merger Agreement and the Stockholder Agreement were executed, and the transaction was publicly announced before financial markets opened on February 11, 1997.

     A copy of the joint press release announcing the execution of the Merger Agreement is attached hereto as Exhibit C and incorporated herein by reference. A copy of a letter to stockholders of the Company from Dr. Ronald D. Blum, which is enclosed with this Schedule 14D-9, is attached hereto as Exhibit D and incorporated herein by reference.

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all holders of Shares tender their Shares pursuant to the Offer, the Company's Board considered a number of factors, including:

          1) the financial and other terms of the Offer and the Merger Agreement and the absence of any competing, superior proposal to acquire the Company;

          2) that the $13.75 per Share tender offer price represents a premium of approximately 53% over the closing price of the Shares on the Nasdaq National Market ("NNM") on February 7, 1997, the last full trading day prior to the execution of the Merger Agreement;

          3) recent trading prices of the Shares on the NNM, including the fact that the Shares have never traded at or above the $13.75 Offer price;

          4) that the Special Committee, following discussions with its special counsel and Prudential Securities, unanimously recommended approval of the Merger Agreement and the transactions contemplated thereby;

          5) that the termination provisions of the Merger Agreement, and the related provision allowing the Company to respond, subject to certain conditions, to unsolicited proposals concerning an acquisition of the Company, permit the Company, subject to certain conditions, to terminate the Merger Agreement upon payment to the Parent of a break-up fee of $6.25 million, plus up to $500,000 in reimbursement of expenses, in the event that the Board decides to withdraw its recommendation that stockholders accept the Offer and approve the Merger Agreement after determining that failure to do so would create a substantial risk of liability for breach of its fiduciary duties under applicable law (see ITEM 3(b)(1) above);

          6) information provided by Company management regarding the financial condition, results of operations, business and prospects of the Company, including the prospects if the Company were to remain independent;

          7) the terms of the Stockholder Agreement, which provide that the Selling Stockholders thereunder would receive the same consideration per Share as would all other holders of Shares, thereby ensuring that the public stockholders would participate in any control premium realized in connection with the Offer and the Merger;

          8) the written opinion of Prudential Securities dated February 10, 1997 that, as of such date and based upon and subject to the matters set forth therein, the cash consideration to be received by the holders of the Shares in the Offer and the Merger is fair from a financial point of view to such holders. A copy of the opinion of Prudential Securities is attached hereto as Schedule II and incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ THE OPINION OF PRUDENTIAL SECURITIES CAREFULLY IN ITS ENTIRETY;

          9) the ability of the Purchaser to consummate the Offer and the Merger without conditioning the Offer on obtaining any specific financing commitments;

          10) a review and discussion of the viability and associated costs of certain Company product development activity; and

          11) the familiarity of the Board with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have afforded different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Prudential Securities has been retained by the Company to act as financial advisor to the Company with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated February 4, 1997 between the Company and Prudential Securities (the "Letter Agreement"), the Company has agreed to pay Prudential Securities a fee (the "Transaction Fee")of $600,000 upon the purchase of Shares pursuant to the Offer. Prudential Securities was paid a fee of $50,000 upon execution of the Letter Agreement. Such fee will be credited against the Transaction Fee, if any, to be paid to Prudential Securities by the Company pursuant to the Letter Agreement. The Company has agreed to pay Prudential Securities a total fee (including any amounts paid prior thereto) in an amount equal to 0.75% of the total consideration paid in any Transaction (as defined in the Letter Agreement) if the Company requests in writing that Prudential Securities contact and/or negotiate with bidders other than the Parent (regardless of whether a Transaction is consummated with any such other bidders or the Parent). Any such request by the Company would be subject to the terms of the Merger Agreement discussed above in ITEM 3(b)(1) "MERGER AGREEMENT -- No Solicitation; Termination Fee." The Company has also agreed to reimburse Prudential Securities for its reasonable out-of-pocket expenses, including the fees and expenses of its counsel, and to indemnify Prudential securities for certain liabilities arising out of its engagement, including liabilities arising under the Federal securities laws.

     In the ordinary course of its business, Prudential Securities may trade the Shares for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in the Shares.

     Except as disclosed herein or in the Offer to Purchase, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (A) SHARE TRANSACTIONS IN LAST 60 DAYS. During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any executive officer, director or affiliate of the Company.

     (B) INTENT TO TENDER. To the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, except for any gifts of Shares to family members or charitable organizations, and except as provided by the Stockholder Agreement, each of the Company's executive officers and directors currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (A) CERTAIN NEGOTIATIONS. Except as described in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in

(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company,
(iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described above under ITEM 3 "MERGER AGREEMENT -- No Solitation; Termination Fee," the Company may, subject to certain prescribed limitations, take certain actions in respect of proposed transactions which the failure to take would create a substantial risk of liability for breach of its directors' fiduciary duties to stockholders under applicable law.

     (B) CERTAIN TRANSACTIONS. Except as described in ITEMS 3(b) or 4(b) above, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in ITEM 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of the Company other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    EXHIBIT                                      DESCRIPTION
  -----------   -----------------------------------------------------------------------------
  Exhibit A     Agreement and Plan of Merger, dated as of February 10, 1997, by and among
                Johnson & Johnson, INO Acquisition Corp. and Innotech, Inc. (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of INO Acquisition Corp.
                and Johnson & Johnson filed with the Securities and Exchange Commission on
                February 18, 1997 (the "Schedule 14D-1")).
  Exhibit B     Stockholder Agreement, dated as of February 10, 1997, by and among Johnson &
                Johnson, INO Acquisition Corp., Innotech, Inc. and Chase Venture Capital
                Associates, L.P., CIBC Wood Gundy Ventures, Inc. and Ronald D. Blum, O.D.
                (incorporated by reference to Exhibit (c)(2) of the Schedule 14D-1).
  Exhibit C     Joint Press Release of Johnson & Johnson and Innotech, Inc., dated February
                11, 1997 (incorporated by reference to Exhibit (a)(8) of the Schedule 14D-1).
  Exhibit D     Letter to Stockholders of Innotech, Inc., dated February 18, 1997.*
  Exhibit E     [Intentionally Omitted].
  Exhibit F     Amended and Restated Employment Agreement, between Innotech, Inc. and Robert
                P. Padula, dated September 19, 1996.
  Exhibit G     Amendment to Employment Agreement, between Innotech, Inc. and Horace N.
                Hudson, dated October 16, 1996.
  Exhibit H     Amendment to Amended and Restated Employment Agreement, between Innotech,
                Inc. and Dr. Amitava Gupta, dated October 16, 1996.
  Exhibit I     Amendment to Employment Agreement, between Innotech, Inc. and Dr. Ronald D.
                Blum, dated October 16, 1996.
  Exhibit J     Third Amended and Restated Employment Agreement, between Innotech, Inc. and
                Steven A. Bennington, dated October 16, 1996.
  Exhibit K     Employment Agreement, between Innotech, Inc. and Sunder H. Malkani, dated
                October 2, 1995.
  Exhibit L     Employment Agreement, between Innotech, Inc. and Jo Ann Swasey, dated April
                1, 1996.
  Exhibit M     Noncompetition Agreement, between Johnson & Johnson and Dr. Ronald D. Blum, dated February 10, 1997.
  Exhibit N     Noncompetition Agreement, between Johnson & Johnson and Dr. Amitava Gupta, dated February 10, 1997.
  Exhibit O     Noncompetition Agreement, between Johnson & Johnson and Steven A. Bennington, dated February 10, 1997.
  Exhibit P     Noncompetition Agreement, between Johnson & Johnson and Robert P. Padula, dated February 10, 1997.
  Exhibit Q     Noncompetition Agreement, between Johnson & Johnson and Horace N. Hudson, dated February 10, 1997.
  Exhibit R     Noncompetition Agreement, between Johnson & Johnson and Jo Ann Swasey, dated
                February 10, 1997.
  Exhibit S     Noncompetition Agreement, between Johnson & Johnson and Sunder H. Malkani, dated February 10, 1997.
  Exhibit T     Offer to Purchase, dated February 18, 1997 (incorporated by reference to
                Exhibit (a)(1) of the Schedule 14D-1).**
  Exhibit U     Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the
                Schedule 14D-1).**

---------------
* Included in the Schedule 14D-9 materials being mailed to Company stockholders.

** Included in the Offer to Purchase materials being mailed to Company stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1997

                                          INNOTECH, INC.

                                          By: /s/ STEVEN A. BENNINGTON
                                            ------------------------------------
                                            Steven A. Bennington
                                            President and Chief Operating
                                              Officer

                                                                      SCHEDULE I

                                 INNOTECH, INC.
                               5568 AIRPORT ROAD
                            ROANOKE, VIRGINIA 24012
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                                SECTION 14(f) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about February 18, 1997 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Innotech, Inc., a Delaware corporation (the "Company"), to holders of record of shares of Common Stock, par value $.001 per share, of the Company (the "Shares") at the close of business on or about February 13, 1997. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by INO Acquisition Corp., a Delaware corporation (the "Purchaser"), to a majority of the seats on the Board of Directors of the Company.

     On February 10, 1997, the Company, the Purchaser and Johnson & Johnson, a New Jersey corporation (the "Parent"), entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) the Parent will cause the Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $13.75 per Share, net to the seller in cash, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of the Parent. In addition, on February 10, 1997, the Purchaser, the Parent and Chase Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc. and Ronald D. Blum, O.D., Chairman and Chief Executive Officer of the Company, entered into a Stockholder Agreement pursuant to which each agreed to sell or tender to the Purchaser all of the Shares held by them at a price of $13.75 per Share.

     The Merger Agreement requires the Company to use all reasonable efforts to cause the Purchaser's designees to be elected or appointed to the Board of Directors of the Company under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. See "RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters herein discussed. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on February 18, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 17, 1997, unless the Offer is extended.

     The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser's designees for the Company's Board of Directors (the "Purchaser Designees") has been furnished to the Company by the Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly following the purchase by and payment for Shares by the Purchaser pursuant to the terms, and subject to the conditions of the Offer, the Purchaser will be entitled to designate such number of directors as will give the Purchaser representation on the Board of Directors of the Company equal to a majority of the Board of Directors. The Merger Agreement requires that the Company will, upon request by and at the option of the Parent, either increase the size of the Board of Directors and/or secure the resignations of current directors to enable the Purchaser Designees to be elected or appointed to the Board of Directors and to constitute a majority of the Company's Board of Directors. The Board of Directors of the Company currently consists of six members. The Board of Directors of the Company plans to increase the size of the Board by resolution to satisfy this requirement, if necessary. The Purchaser Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the terms, and subject to the conditions, of the Offer, which purchase cannot be earlier than March 18, 1997.

     None of the Purchaser Designees (a) is currently a director of, or holds any position with, the Company, (b) has a familial relationship with any of the directors or executive officers of the Company or (c) to the best knowledge of the Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by the Purchaser that, to the best of the Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the Purchaser's directors and executive officers listed below. The Purchaser has informed the Company that each of the Purchaser Designees has consented to act as a director, if so designated. The names of the Purchaser Designees, their ages as of February 14, 1997, and certain other information about them are set forth below. All of the Purchaser Designees are executive officers and directors of the Purchaser and the business address of each such executive officer and director is One Johnson & Johnson Plaza, New Brunswick, New Jersey 08933. Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with the Parent.

  NAME OF THE PURCHASER DESIGNEE    AGE      PRINCIPAL OCCUPATION DURING THE PAST FIVE YEARS
----------------------------------- ----  -----------------------------------------------------
Peter S. Galloway..................   55  Peter S. Galloway has served as director and Vice
                                          President of the Purchaser since February 1997,
                                          Associate General Counsel of the Parent since 1988,
                                          and Secretary of the Parent since 1994.
James R. Hilton....................   50  James R. Hilton has served as director, Vice
                                          President, Secretary and Treasurer of the Purchaser
                                          since February 1997, and Assistant General Counsel of
                                          the Parent since 1990.
James R. Utaski....................   57  James R. Utaski has served as director and President
                                          of the Purchaser since February 1997, Corporate Vice
                                          President, Business Development of the Parent since
                                          1990, and Company Group Chairman from 1986 to 1990.

                       INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote. As of February 14, 1997, there were 8,956,096 Shares outstanding and 1,697,895 Shares reserved for issuance upon the exercise of stock options and warrants then outstanding. The Board of Directors of the Company currently consists of six members. The Board of Directors is divided into three classes and each director serves for a term of three years and until his successor is duly elected and qualified or until his earlier death, resignation or removal.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The names of the current directors, their ages as of February 14, 1997, and certain other information about them (based upon information provided by such persons) are set forth below. As indicated above, some (or all) of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the terms, and subject to the conditions, of the Offer.

                                            YEAR FIRST
NAME OF DIRECTOR AND POSITION WITH         ELECTED AS A    PRINCIPAL OCCUPATION DURING THE PAST FIVE
THE COMPANY                           AGE    DIRECTOR                        YEARS
------------------------------------- ---  -------------  --------------------------------------------
CLASS I DIRECTORS (terms to expire in
  1999)

Gregory J. Forrest(1)(2)............. 49     1996         Gregory J. Forrest has served, since June
Director                                                  1993, as a principal of Forrest Binkley &
                                                          Brown L.P., which he co-founded and which is
                                                          the managing general partner of SBIC
                                                          Partners, L.P., a Texas limited partnership
                                                          and private equity investment fund. From
                                                          April 1992 until June 1993, he served as the
                                                          Chairman and President of BankAmerica
                                                          Venture Capital. Prior to April 1992, Mr.
                                                          Forrest was the President and Chief
                                                          Executive Officer of Security Pacific
                                                          Venture Capital.

Ian M. Kidson(3)(4).................. 38     1995         Ian M. Kidson is a Managing Director of CIBC
Director                                                  Wood Gundy Securities, Inc., a merchant bank
                                                          affiliated with CIBC Wood Gundy Ventures,
                                                          Inc. ("CIBC"). He has served CIBC Wood Gundy
                                                          Securities, Inc. in various capacities since
                                                          he joined the firm in 1984.

CLASS II DIRECTOR (term to expire in
  1997)
Amitava Gupta, Ph.D.(1)(3)........... 50     1993         Amitava Gupta has served the Company as a
Executive Vice President of                               research and development consultant and
Engineering, Research and                                 technical advisor to the Company's Board of
Development, and Director                                 Directors from September 1991 until January
                                                          1992 when he became Director of Engineering,
                                                          Research and Development. He has served
                                                          since January 1993 as the Company's
                                                          Executive Vice President of Engineering,
                                                          Research and Development. Since November
                                                          1996, Dr. Gupta has served as Chief
                                                          Operating Officer of Prism Ophthalmics,
                                                          L.L.C., a developer of intraocular implants.
                                                          Dr. Gupta is an inventor named on numerous
                                                          patents.

                                            YEAR FIRST
NAME OF DIRECTOR AND POSITION WITH         ELECTED AS A    PRINCIPAL OCCUPATION DURING THE PAST FIVE
THE COMPANY                           AGE    DIRECTOR                        YEARS
------------------------------------- ---  -------------  --------------------------------------------
CLASS III DIRECTORS (terms to expire
  in 1998)
Ronald D. Blum, O.D.(1).............. 50     1990         Ronald D. Blum was the founder of the
Chairman of the Board, Chief                              Company and has served as Chairman of the
Executive Officer, Secretary, and                         Board and Secretary since the Company's
Director                                                  inception in October 1990. Dr. Blum also
                                                          served as President from the Company's
                                                          inception until November 1994 and has served
                                                          as Chief Executive Officer since 1994. Until
                                                          December 1992, Dr. Blum also served as Chief
                                                          Executive Officer of Drs. Blum, Newman,
                                                          Blackstock and Associates, Optometrists,
                                                          P.C., an optometric practice which he
                                                          co-founded in 1977. Dr. Blum is an inventor
                                                          named on numerous patents dealing with
                                                          optical care technologies and has been
                                                          engaged in the development of new products
                                                          and technologies since 1982. He has written
                                                          numerous articles and has lectured at many
                                                          professional meetings. Dr. Blum has been a
                                                          member of the editorial advisory board of
                                                          Eye Care Business, an optometric industry
                                                          magazine, and he is currently a member of
                                                          the American Optometric Association. Dr.
                                                          Blum was a contributing editor to 20/20
                                                          Magazine, an optometric industry magazine.
Michael B. Packard(2)(3)............. 48     1992         Michael B. Packard has served since February
Director                                                  1990 as Executive Vice President of
                                                          LensCrafters, Inc., simultaneously serving
                                                          during 1993 as President of Sight & Save, a
                                                          division of LensCrafters, Inc. Mr. Packard
                                                          had earlier served in a variety of other
                                                          positions at LensCrafters, Inc., including
                                                          Vice President of Products, Vice President
                                                          of Manufacturing and as Senior Vice
                                                          President.
Damion E. Wicker, M.D.(1)(3)(4)...... 36     1993         Damion E. Wicker has been a Partner of Chase
Director                                                  Capital Partners since January 1997, and was
                                                          a Principal from April 1993 until January
                                                          1997. Chase Capital Partners is the general
                                                          partner of Chase Venture Capital Associates,
                                                          L.P., formerly Chemical Venture Capital
                                                          Associates, L.P. ("CVCA"). From July 1991
                                                          until April 1993, Dr. Wicker served as
                                                          President and a director of Adams
                                                          Scientific, Inc., a biotechnology diagnostic
                                                          company which he founded. From May 1988 to
                                                          July 1991, he was an associate with MBW
                                                          Venture Partners, a venture capital firm.
                                                          Dr. Wicker was also a Commonwealth Fund
                                                          Medical Fellow for the National Institute of
                                                          Health. Dr. Wicker is a director of
                                                          InteCare/LLC and Hepatix, Inc.

---------------
(1) Member of Nominating Committee.
(2) Member of Special Committee.
(3) Member of Audit Committee.
(4) Member of Compensation Committee.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

     The Board of Directors met five times during fiscal year 1996, which ended on December 31, 1996. The Board's Nominating Committee held no meetings during fiscal year 1996. The primary function of the Nominating Committee is to make recommendations to the Board concerning the selection of nominees for election as directors. The Nominating Committee considers candidates suggested by directors and stockholders of the Company in accordance with the Company's By-Laws. Nominations by stockholders, properly submitted in writing to the Secretary of the Company, are referred to the Nominating Committee for consideration. The Nominating Committee will not review the selection of the Purchaser Designees. The Board's Special Committee was formed in February 1997 and therefore did not meet during fiscal year 1996. The primary function of the Special Committee is to review and evaluate strategic alternatives for the Company, including but not limited to the Merger and possible alternative transactions. The Board's Audit Committee held no meetings during fiscal year 1996. The primary function of the Audit Committee is to oversee the actions taken by the Company's independent auditors and to review the Company's internal financial and accounting controls and policies. The Board's Compensation Committee met informally on several occasions and acted by written consent on four occasions during fiscal year 1996. The primary function of the Compensation Committee is to determine salaries, incentives and other forms of compensation for executive officers and other employees of the Company and to administer the incentive compensation, stock option and other benefit plans of the Company. During fiscal year 1996, all members of the current Board, except for Mr. Kidson, attended at least 75% of the total number of meetings of the Board of Directors and the committees thereof on which they served during the time they served on the Board of Directors and the committees thereof.

     Members of the Company's Board of Directors do not receive compensation for their services as directors, but directors are reimbursed for certain expenses in connection with attendance at meetings of the Board of Directors and committees. Non-employee directors of the Company may participate in the Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the automatic grant of stock options to purchase 5,000 shares of Common Stock on the date on which the stockholders of the Company elect directors at an annual meeting. The exercise price for such stock options is the fair market value of the Common Stock on the date of grant, and such stock options are exercisable beginning on the first anniversary of the date of grant, provided that the director receiving such options has not voluntarily resigned or been removed "for cause" as a member of the Board of Directors prior to such date. Pursuant to the Merger Agreement, all outstanding stock options (whether or not exercisable) granted under the Directors' Plan will be cancelled immediately prior to the effectiveness of the Merger for a cash payment equal to the product of (x) the number of shares subject to stock options under such Plan and (y) the excess of the price per Share to be paid in the Offer over the per Share exercise prices for such stock options. Mr. Kidson has indicated to the Company that he intends to assign to CIBC the proceeds to be paid in connection with the Merger upon the cancellation or conversion of his stock options granted under the Directors' Plan.

     There are no family relationships among any of the directors or executive officers of the Company.

EXECUTIVE OFFICERS OF THE COMPANY

     The executive officers of the Company presently consist of Dr. Blum as Chairman of the Board, Chief Executive Officer and Secretary; Steven A. Bennington as President and Chief Operating Officer; Dr. Gupta as Executive Vice President of Engineering, Research and Development; Horace N. Hudson, Jr. as Vice President of Manufacturing; Sunder H. Malkani as Vice President of Marketing; Robert P. Padula as Vice President of Sales and Customer Care; and Jo Ann Swasey as Chief Financial Officer, Treasurer and Controller.

     The following table sets forth certain information with respect to the executive officers of the Company who are not also directors:

     Steven A. Bennington has served the Company since August 1996 as President and since September 1993 as Chief Operating Officer. From June 1992 until August 1996, Mr. Bennington served as Vice President of Operations of the Company. Mr. Bennington served as Vice President -- International of Vismed, Inc., a manufacturer of in-office laminating systems, from September 1991 to June 1992. In March 1991, Mr. Bennington founded and served beyond September 1991 as a consultant for KSC International, a consulting firm for medical instrumentation, eyewear and vision care companies. From September 1988 to February 1991, Mr. Bennington served as Chief Executive Officer of TechnaVision, Inc., a manufacturer of in-office whole lens thermal casting fabrication systems. From August 1981 to September 1988, Mr. Bennington served as Vice President Operations and then as Vice President -- International of Allergan Humphrey, Inc. ("Allergan"), a manufacturer of diagnostic and surgical ophthalmic instrumentation. Mr. Bennington is 47 years old.

     Horace N. Hudson has served the Company as Director of Materials Research since August 1993 and as Vice President of Manufacturing since December 1994. From 1989 until August 1993, he worked as an independent consultant for several companies in the ophthalmic products and equipment industry, including Garrett Optical, Inc., Crossbows Optical Ltd. and Bausch & Lomb, Incorporated. He was employed by Coburn Optical Industries, Inc., a manufacturer of surfacing equipment and ophthalmic lens products, from 1972 until 1989, holding various positions, including Vice President -- Operations. Mr. Hudson is 46 years old.

     Sunder H. Malkani has served the Company as Vice President of Marketing since October 1995. From April 1994 until October 1995, he served as a consultant to the Company. From May 1990 until September 1995, Mr. Malkani served as President of Healthcare Consultants, Inc., a consulting firm to medical device companies. Mr. Malkani also served as Vice President of United States Professional Products Group at Ciba Vision Corporation, an entity which manufactures and distributes contact lenses, from 1985 to 1990. Mr. Malkani is 48 years old.

     Robert P. Padula has served the Company as Vice President of Sales and Customer Care since January 1995. Prior to such time, he served with different responsibilities and a different title as Executive Vice President of Sales and Marketing starting in February 1994. Before joining the Company, he was employed by Allergan from 1981 to 1994 as Vice President of Sales and Service and in several other positions. Mr. Padula is 39 years old.

     Jo Ann Swasey has served the Company since February 1997 as Chief Financial Officer, since October 1995 as Treasurer and since February 1993 as Controller. From 1988 until February 1993, Ms. Swasey was an accountant with H. Schwarz & Co. P.C., Public Accountants. Ms. Swasey is a certified public accountant. Ms. Swasey is 33 years old.

                             EXECUTIVE COMPENSATION

     The following table sets forth, for the fiscal years ended December 31, 1996, 1995 and 1994, all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                               ANNUAL COMPENSATION           ------------
                                       -----------------------------------    SECURITIES
NAME AND PRINCIPAL            FISCAL                          OTHER ANNUAL    UNDERLYING       ALL OTHER
POSITION(S)                    YEAR     SALARY       BONUS    COMPENSATION    OPTIONS(#)    COMPENSATION(1)
----------------------------  ------   --------     -------   ------------   ------------   ---------------
Ronald D. Blum, O.D.........   1996    $184,316     $52,155           --         75,000         $   661
  Chairman, Chief Executive    1995     178,282      35,831           --        804,992              --
  Officer and Secretary        1994     150,449          --           --             --              --
Steven A. Bennington........   1996     163,555      47,512           --         75,000           3,590
  President and Chief          1995     136,825      31,303           --         81,602              --
  Operating Officer            1994     114,672      25,000     $ 11,964(2)          --              --
Amitava Gupta, Ph.D.........   1996     218,143(3)   58,425           --         25,000           2,890
  Executive Vice President
     of                        1995     208,469(3)   70,584           --        202,613              --
  Engineering, Research        1994     191,410      25,000           --             --              --
  and Development
Sunder H. Malkani...........   1996     154,408(3)   25,737           --             --              --
  Vice President of            1995(4)   84,642(3)       --           --         10,008              --
  Marketing
Robert P. Padula............   1996     129,769      41,760           --          5,885           1,270
  Vice President of Sales      1995     125,000      24,680           --         44,191              --
  and Customer Care            1994     105,769          --           --         19,722              --

---------------
(1) Represents insurance premiums paid by the Company with respect to the covered fiscal year under disability and term life insurance policies for the benefit of the Named Executive Officer.

(2) Represents forgiveness of a loan payable to the Company.

(3) Includes certain housing expenses paid for by the Company on behalf of the Named Executive Officers.

(4) Mr. Malkani became employed by the Company in October 1995. Includes consulting fees paid during fiscal year 1995 prior to his employment by the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning grants of stock options to purchase shares of Common Stock made during the fiscal year ended December 31, 1996 to the Named Executive Officers:

                                                                                      POTENTIAL REALIZABLE
                                                 INDIVIDUAL GRANTS                      VALUE AT ASSUMED
                                 --------------------------------------------------      ANNUAL RATES OF
                                 NUMBER OF     % OF TOTAL                                  STOCK PRICE
                                 SECURITIES     OPTIONS      EXERCISE                   APPRECIATION FOR
                                 UNDERLYING    GRANTED TO    PRICE PER                   OPTION TERM (1)
                                  OPTIONS     EMPLOYEES IN     SHARE     EXPIRATION   ---------------------
             NAME                GRANTED(#)   FISCAL YEAR     ($/SH)        DATE         5%          10%
-------------------------------  ----------   ------------   ---------   ----------   --------     --------
Ronald D. Blum, O.D............    75,000         24.3%        $9.00       10/16/06   $122,167     $194,531
Steven A. Bennington...........    25,000(2)       8.1          9.00       10/16/06     40,722       64,844
                                   50,000(2)      16.3          9.00       10/16/06     81,445      129,687
Amitava Gupta, Ph.D............    25,000          8.1          9.00       10/16/06     40,722       64,844
Robert P. Padula...............     5,885          1.9          9.00       10/16/06      9,586       15,264

---------------
(1) Potential realizable value is based on the assumption that the Common Stock appreciates at the annual rates shown (compounded annually) from the date of grant until the expiration of the option term. These numbers are calculated based on the requirements promulgated by the Securities and Exchange

Commission and do not reflect any estimate or prediction by the Company of future Common Stock price increases.

(2) Such stock options are subject to different vesting schedules.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information regarding the stock options held as of December 31, 1996 by the Named Executive Officers. No stock options were exercised by the Named Executive Officers in fiscal year 1996.

                                                 NUMBER OF SECURITIES
                                                      UNDERLYING                   VALUE OF UNEXERCISED
                                                UNEXERCISED OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                                 DECEMBER 31, 1996(#)              DECEMBER 31, 1996(1)
                                             -----------------------------     -----------------------------
                   NAME                      EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
-------------------------------------------  -----------     -------------     -----------     -------------
Ronald D. Blum, O.D........................    716,856          163,136         $ 543,779       $ 1,155,531
Steven A. Bennington.......................    100,274           81,212           185,404           143,542
Amitava Gupta, Ph.D........................    185,902           76,404           321,039           453,049
Sunder H. Malkani..........................      6,659            3,349            12,089            25,690
Robert P. Padula...........................     47,972           21,827            39,042            69,712

---------------
(1) Amount reflects the market value of the underlying shares of Common Stock as reported on the Nasdaq National Market on December 31, 1996 ($7.75 per share) less the aggregate exercise prices of the stock options.

     Pursuant to the Merger Agreement, all outstanding stock options (whether or not exercisable) will be cancelled immediately prior to the effectiveness of the Merger for a cash payment equal to the product of (x) the number of shares subject to the stock options and (y) the excess of the price per Share to be paid in the Offer over the per Share exercise prices for such stock options.

EMPLOYMENT AGREEMENTS AND TERMINATION ARRANGEMENTS

     The Company has entered into employment agreements with Drs. Blum and Gupta and Messrs. Bennington, Malkani and Padula. Each of the employment agreements provides for the officer's employment in his current position(s) through the respective dates set forth below, subject to earlier termination by the Company or the executive officer. The terms of employment for Drs. Blum and Gupta expire on August 31, 1998, the term of employment for Mr. Bennington expires on August 13, 1998, the term of employment for Mr. Malkani expires on October 2, 1997, and the term of employment for Mr. Padula expires on November 30, 1997. The terms of such agreements (except Mr. Malkani's agreement) will be extended automatically each year for an additional one-year period unless the executive officer or the Company provides notice that he or it does not desire to extend the term. Pursuant to their respective employment agreements, Dr. Blum receives an annual base salary of $190,000, Dr. Gupta receives an annual base salary of $205,000, Mr. Bennington receives an annual base salary of $175,000, Mr. Malkani receives an annual base salary of $115,000, and Mr. Padula receives an annual base salary of $145,000. Until December 31, 1996, the Company reimbursed Dr. Gupta for certain housing expenses up to $14,000 per year. In addition, the Company reimburses Mr. Malkani for certain housing expenses. Certain of such employment agreements provide that the officer will receive specified bonuses, stock option awards and other employee benefits, as the case may be.

     Under Dr. Blum's employment agreement, the Company has agreed to use its best efforts to cause the election of Dr. Blum to the Board until such time as he no longer owns 10% of the Common Stock on a fully-diluted basis and he no longer is an officer of the Company. Also, the Company has agreed to make available not less than $250,000 per year during the term of his employment for research and development activities, as determined by Dr. Blum, on behalf of the Company.

     Each of the foregoing employment agreements provides for certain payments upon termination of the officer's employment as a result of a material breach by the Company of the officer's employment agreement or a termination by the Company without Cause (as defined in the employment agreements). A material breach by the Company of the employment agreements includes a material change in the officer's responsibilities. In such event, Dr. Blum would be entitled to receive a lump-sum payment equal to $190,000, payments of annual base salary for the longer of 12 months and the unexpired portion of the employment term and a lump-sum equal to $20,833 multiplied by the number of full or partial months comprising the unexpired portion of the employment term. Dr. Gupta would be entitled to receive severance payments of annual base salary for the longer of 12 months and the unexpired portion of the employment term, plus a pro rata portion of bonus accrued through the date of termination. Mr. Bennington would be entitled to receive severance payments of annual base salary for the longer of 12 months and the unexpired portion of the employment term, plus a pro rata portion of bonus accrued through the date of termination. Mr. Malkani would be entitled to receive severance payments amounting to 6 months of his annual base salary, plus a pro rata portion of bonus accrued through the date of termination. Mr. Padula would be entitled to severance payments amounting to 12 months of his annual base salary, plus a pro rata portion of bonus accrued through the date of termination. In addition, certain stock options held by each of the Named Executive Officers will become immediately exercisable upon termination of such Named Executive Officer's employment, subject to certain conditions.

     The Company has obtained key man life insurance in the aggregate amounts of $2,500,000, $2,250,000 and $250,000 on the lives of Drs. Blum and Gupta and Mr. Bennington, respectively. The Company's lenders are the named beneficiaries for such insurance in the aggregate amount of $4,250,000. In addition, the Company pays the premiums for term life insurance policies which are owned by Dr. Gupta and Messrs. Bennington, Malkani and Padula, and for a disability policy which is owned by Dr. Blum.

     The commencement of the Offer and/or the Merger will constitute a change in control under certain of the Company's stock option plans and stock option agreements. Upon a change of control, as defined in such stock option plans and agreements, stock options under such plans and agreements will become fully vested, subject to the other terms of the applicable stock option plans and agreements.

                               PERFORMANCE GRAPH

     The following graph compares the cumulative stockholder return on the Common Stock from March 15, 1996 (the date following the Company's initial public offering) through December 31, 1996 with the cumulative return, including the reinvestment of dividends, of an investment in (a) the Nasdaq Stock Market Index of United States Companies, as published (the "Index"), and (b) a peer group selected by the Company, weighted by market capitalization. The peer group consists of the following ophthalmic companies: BEC Group Inc., Bausch & Lomb Incorporated, Corning Incorporated, De Rigo S.p.A., Gerber Scientific Inc. and Sola International Inc. The graph assumes that an investment of $100 was made on March 15, 1996, in the Company, the Index and the peer group. Although the Company believes it has chosen a peer group containing companies whose businesses are comparable to the Company's primary business segment, ophthalmic products, certain companies in such group are engaged in businesses other than the ophthalmic products business and such other businesses may provide a large portion of such companies' revenues and earnings. In addition, such companies have been engaged in the ophthalmic products business for a significantly longer period of time than the Company.

                                    [GRAPH]

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

     The following table sets forth, as of the close of business on February 14, 1997, the beneficial ownership of Common Stock by (a) any person who is known by the Company to be the beneficial owner of more than five (5%) percent of any class of voting securities of the Company (based upon information in any Schedules 13D or Schedules 13G, as amended, furnished by such persons), (b) each director of the Company, (c) each Named Executive Officer and (d) all directors and current executive officers of the Company as a group (based upon information furnished by such persons on or prior to such date). Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this Rule, certain Shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the Shares). In addition, Shares are deemed to be beneficially owned by a person if the person has the right to acquire the Shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided, and in computing the percentage ownership of any person, the amount of Shares is deemed to include the amount of Shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding Shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The address of all directors of the Company and the Named Executive Officers is in care of Innotech, Inc., 5568 Airport Road, Roanoke, Virginia 24012.

                                                              SHARES                PERCENTAGE
                    BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)   BENEFICIALLY OWNED(1)
    -------------------------------------------------  ---------------------   ---------------------
    Chase Venture Capital Associates, L.P.**.........        2,210,323                 24.7%
    c/o Chase Capital Partners
    270 Park Avenue
    New York, NY 10017
    CIBC Wood Gundy Ventures, Inc.**.................          779,007                  8.7%
    425 Lexington Avenue
    New York, NY 10017
    SBIC Partners, L.P...............................          561,701                  6.3%
    201 Main Street, Suite 2302
    Fort Worth, TX 76102
    Johnson & Johnson Development Corporation........          474,515                  5.3%
    One Johnson & Johnson Plaza
    New Brunswick, NJ 08933(2)
    Ronald D. Blum, O.D.(3)**........................        1,062,116                 11.0%
    Steven A. Bennington(3)..........................          100,276                  1.1%
    Amitava Gupta, Ph.D(3)...........................          197,153                  2.2%
    Sunder H. Malkani(3).............................            6,659                     *
    Robert P. Padula(3)..............................           49,199                     *
    Gregory J. Forrest(4)............................               --                     *
    Ian M. Kidson(5).................................               --                     *
    Michael B. Packard(6)............................               --                     *
    Damion E. Wicker, M.D.(7)........................        2,210,323                 24.7%
    All directors and executive officers as a group
      (11 persons)(3)(8).............................        3,667,494                 36.5%

---------------
 *  Less than one percent (1%) of the outstanding shares of Common Stock.

**  The Company has been informed that such stockholders intend to file a
    Schedule 13D with respect to the Shares subject to the Stockholder Agreement on or about February 18, 1997. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

(1) Except as indicated by footnote, and subject to community property laws where applicable, to the Company's knowledge, the persons or entities named in the table above have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

(2) Does not include 3,331,608 outstanding Shares beneficially owned by Dr. Blum, CVCA and CIBC, representing approximately 37% of the outstanding Shares, which the Purchaser has a right to acquire pursuant to the Stockholder Agreement. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS." Johnson & Johnson Development Corporation and the Purchaser are affiliates of the Parent.

(3) Includes with respect to Drs. Blum and Gupta and Messrs. Bennington, Malkani and Padula, 716,856, 185,901, 100,276, 6,659 and 47,971 Shares,
    respectively, issuable pursuant to stock options exercisable on or before April 15, 1997. Also includes for Dr. Blum 2,983 Shares owned by Dr. Blum's children. Does not give effect to acceleration of stock options held by the Named Executive Officers in connection with the Offer and the Merger.

(4) Excludes Shares owned by SBIC Partners, L.P. ("SBIC Partners"). SBIC Partners is the beneficial owner of all Shares registered in its name. Forrest Binkley & Brown L.P., a Texas limited partnership ("FBB"), is the managing general partner of SBIC Partners and Forrest Binkley & Brown Venture Co., a Texas corporation ("FBB Venture Co."), is the sole general partner of FBB. Mr. Forrest is a limited partner of FBB and is an executive officer, director and stockholder of FBB Venture Co. Mr. Forrest disclaims beneficial ownership of all Shares owned by SBIC Partners.

(5) Excludes Shares owned by CIBC. Mr. Kidson, a Managing Director of CIBC Wood Gundy Securities, Inc. (an entity affiliated with CIBC), disclaims beneficial ownership of all Shares owned by CIBC.

(6) Excludes Shares beneficially owned by the parent company of LensCrafters, Inc. Mr. Packard, Executive Vice President of LensCrafters, Inc., disclaims beneficial ownership of all Shares owned by the parent company of LensCrafters, Inc.

(7) Reflects 2,210,323 Shares deemed beneficially owned by CVCA. Dr. Wicker is a Partner of Chase Capital Partners, the general partner of CVCA. Dr. Wicker disclaims beneficial ownership of all Shares owned by CVCA.

(8) Includes an aggregate of 1,099,432 Shares issuable pursuant to stock options exercisable on or before April 15, 1997 held by the executive officers of the Company. Does not give effect to acceleration of stock options held by the executive officers of the Company in connection with the Offer and the Merger.

                         COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Board of Directors (the "Compensation Committee"), consisting entirely of non-employee directors, approves all of the policies and programs pursuant to which compensation is paid or awarded to the Company's executive officers. The Compensation Committee met informally on several occasions and acted by unanimous written consent on four occasions during fiscal year 1996.

     GENERAL POLICIES REGARDING COMPENSATION OF EXECUTIVE OFFICERS. The Company's executive compensation policies are intended to (a) attract and retain high quality managerial and executive talent and to motivate these individuals to maximize stockholder returns, (b) afford appropriate incentives for executives to produce sustained superior performance and (c) reward executives for superior individual contributions to the achievement of the Company's business objectives. The Company's compensation structure consists of base salary, annual cash bonuses and stock options. Together these components are intended to link each executive's compensation to his/her individual performance and the Company's overall performance.

     Salary. Base salary levels are intended to reflect individual positions, responsibilities, experience, leadership and potential contribution to the success of the Company. Actual salaries vary based upon the Compensation Committee's subjective assessment of the individual executive's performance and of the Company's performance. Each executive officer has entered into an employment agreement with the Company which sets forth the base salary for such executive officer.

     Bonuses. Executive officers are eligible to receive annual bonuses based upon the achievement of certain objective and subjective performance goals which the Compensation Committee establishes annually under the Company's Management Incentive Compensation Plan. The performance goals for each executive officer are established based upon the executive officer's responsibilities within the Company. For fiscal year 1996, the Compensation Committee established that the maximum bonus that an executive officer could receive for that year was 30% of the executive officer's base salary at the end of the year.

     Stock Options. Stock options, which are granted at or above the fair market value of a share of Common Stock on the date of grant, are currently the only long-term compensation vehicle utilized by the Company. Stock options are intended to provide employees with sufficient incentive to manage from the perspective of an owner with an equity stake in the business. In determining the size of individual stock option grants, the Compensation Committee considers the aggregate number of shares available for grant and the number of individuals to be considered for an award of stock options. The number, timing, length and vesting provisions of stock option grants to executive officers are decided by the Compensation Committee based upon its subjective assessment of the performance of each grantee. In determining such terms of stock option grants, the Compensation Committee considers the position and responsibilities of the executive officer, the length of service of the executive officer with the Company, the present and potential contribution of the executive officer to the Company and the overall performance of the Company. The Compensation Committee believes that grants of stock options will enable the Company to attract and retain high caliber talent and to encourage a high level of performance.

     COMPENSATION OF THE CHIEF EXECUTIVE OFFICER FOR FISCAL YEAR 1996. The Compensation Committee approved an amendment to Dr. Blum's employment agreement in October 1996. The amendment increased Dr. Blum's base salary by $15,000 to $190,000. The amendment was one of several such amendments authorized by the Compensation Committee to employment agreements to increase the base salaries of certain executive officers of the Company. The Compensation Committee authorized these increases to reflect cost of living adjustments for such executive officers and to reflect the increased responsibilities of such executive officers in connection with the Company's growth.

     In addition to his base salary, the Compensation Committee awarded Dr. Blum a performance bonus of $52,155 for fiscal year 1996. This performance bonus was based upon Dr. Blum's achievement of the objective performance goals which the Compensation Committee established for him. These performance goals established for Dr. Blum were based upon a weighted average of financial, sales and stock price objectives, achievement of commercialization of certain products, formation of certain strategic alliances and achievement of a reduction in certain production costs.

     In October 1996, the Compensation Committee awarded Dr. Blum stock options to purchase 75,000 shares of Common Stock at an exercise price of $9.00 per share. At the time stock options were granted to Dr. Blum, stock options were granted to almost all other executive officers of the Company. The number of shares underlying each such option grant and the vesting of such stock options were determined based upon the responsibilities of the executive officer and the executive officer's length of service with the Company. In Dr. Blum's case, these stock options were also granted in recognition of Dr. Blum's efforts in connection with the successful completion of the Company's initial public offering in March 1996, which strengthened the Company's financial position.

     Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits deductions to public companies for Federal income tax purposes for certain executive compensation in excess of $1 million paid to the Named Executive Officers. Qualifying performance-based compensation and compensation paid pursuant to plans adopted prior to a company's public offering of securities, including, in the case of the Company, Base Stock Options and Success Stock Options, will not be subject to the deduction limitation if certain requirements are met. In addition, certain types of compensation are deductible only if performance criteria are specified in detail and payments are contingent upon stockholder approval of the compensation arrangement. The compensation paid by the Company for fiscal year 1996 to the Named Executives did not exceed such $1 million limitation.

                                          COMPENSATION COMMITTEE

                                          Ian M. Kidson
                                          Michael B. Packard
                                          Damion E. Wicker

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The Compensation Committee conducted deliberations concerning executive compensation during the last completed fiscal year. None of the Compensation Committee members are executive officers of the Company. None of the executive officers of the Company has served on the board of directors or on the compensation committee of any other entity, any of whose officers served on the Board.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     As a public company, the Company's directors, executive officers and more than 10% beneficial owners are subject to the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934. Based solely upon a review of Forms 3, 4, and 5, and amendments thereto, furnished to the Company during or for fiscal year 1996, or written representations from such persons that no Forms 5 were required, the requirements of Section 16(a) were compiled with, except that Dr. Wicker filed late his Initial Statement of Beneficial Ownership of Securities on Form 3, and Drs. Blum and Gupta and Mr. Padula each filed late one Statement of Changes of Beneficial Ownership of Securities on Form 4, during fiscal year 1996.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Effective July 19, 1996, the Company and Dr. Blum entered into a Put/Call Agreement. This Agreement provided for the sale by Dr. Blum and his permitted assigns to the Company and for the purchase by the Company from Dr. Blum of an aggregate of 85,000 Shares. The exercise price for the put and call under such Agreement was $9.81 per Share. The Put/Call Agreement was scheduled to expire on September 10, 1997. The Board of Directors of the Company terminated the Put/Call Agreement on February 10, 1997. However, the Board of Directors terminated such Agreement because it believed that the Company's liquidity could be adversely affected in the event that the Merger failed to occur, the stock price of the Common Stock decreased and the put to the Company under such Agreement were exercised by Dr. Blum.

     In fiscal year 1996, CVCA exercised warrants to purchase an aggregate of 881,664 Shares for an aggregate exercise price of $6,965, Dr. Blum exercised warrants to purchase an aggregate of 1,131

Shares for an aggregate purchase price of $89, and Mr. Padula exercised warrants to purchase an aggregate of 566 Shares for an aggregate purchase price of $44.

     On October 15, 1996, the Company consummated the purchase of a warrant (the "Prism Warrant") to acquire 15% of the outstanding units of Prism Ophthalmics L.L.C. ("Prism") and the purchase of an option (the "Prism Option") to acquire all of the outstanding equity interests of Prism. Prism is a newly created entity which owns a United States patent and has filed two patent applications for lenses which are surgically implanted in the eye and are designed to improve central field loss, a cause of blindness. The Company paid to Prism a purchase price of $1,165,000 for the Prism Warrant, which is exercisable at any time on or before December 31, 2001, at an exercise price of $150. The purchase price for the Prism Option was $400,000, and, if exercised, will require the payment of $5,000,000 for the acquisition by the Company of all of the outstanding equity interests of Prism. The exercise of the Prism Option is not conditioned upon the exercise of the Prism Warrant. The purchase price for the Prism Option and the Prism Warrant is required to be used solely by Prism for development and commercialization of Prism's proprietary technology. Dr. Gupta, the Executive Vice President of Engineering, Research and Development, and a director of the Company, and his wife are the owners of approximately 46% of the outstanding units of Prism. The Company permits Dr. Gupta to allocate approximately 20% of his business time to the operations of Prism. Under the terms of the Merger Agreement, the Company may not exercise the Prism Option without the Parent's consent until the earlier of the termination of the Merger Agreement and the Effective Time.

     In connection with the Merger, Dr. Blum, CVCA, CIBC, the Parent and the Purchaser entered into a Stockholder Agreement, dated as of February 10, 1997 (the "Stockholder Agreement"). Pursuant to the Stockholder Agreement, each of CVCA, CIBC and Dr. Blum has agreed to sell, and the Purchaser has agreed to purchase, all 3,331,608 Shares owned by them, representing approximately 37% of the outstanding Shares, at a price per Share equal to $13.75. Such obligations to sell and to purchase are subject to the Purchaser having accepted Shares for payment under, and subject to the conditions of, the Offer. The Stockholder Agreement also provides that each of CVCA, CIBC and Dr. Blum may, and at the request of the Purchaser will, tender its or his Shares subject to the Stockholder Agreement in the Offer. Any Shares owned by CVCA, CIBC or Dr. Blum not purchased in the Offer will be purchased at the same time as payment is made pursuant to the Offer.

     Pursuant to the Stockholder Agreement, each of CVCA, CIBC and Dr. Blum has agreed, until the Stockholder Agreement has terminated, among other things, not to: (a) sell, transfer, give, pledge or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the Shares subject to the Stockholder Agreement owned by such party other than pursuant to the terms of the Offer or the Merger; (b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any Takeover Proposal (as defined in the Stockholder Agreement); (c) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal; or (d) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; provided, that clause (d) will not be deemed to have been violated if in response to an unsolicited inquiry, such party states that it or he is subject to the provisions of the Stockholder Agreement. The Stockholder Agreement, by reference to the Merger Agreement, defines "Takeover Proposal" as any proposal or offer from any person relating to any direct or indirect acquisition or purchase of 20% or more of the assets of the Company or 20% or more of any class of outstanding equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of the Company or any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the transactions contemplated by Merger Agreement.

     Each of CVCA, CIBC and Dr. Blum has also agreed, and the Stockholder Agreement includes an irrevocable proxy provision for the benefit of the Purchaser with respect to the Shares subject to the Stockholder Agreement owned by such party, to, until the Stockholder Agreement has terminated, vote such Shares (a) at any meeting of stockholders of the Company called to vote upon the Merger and the Merger

Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, in favor of the Merger, the adoption by the Company of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement and (b) at any meeting of stockholders of the Company or any adjournment thereof or in any other circumstances upon which such party's vote, consent or other approval is sought, against (x) any Takeover Proposal or (y) any amendment of the Company's Certificate of Incorporation or By-Laws or other proposal or transaction involving the Company, which amendment or other proposal or transaction would be reasonably likely to impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of each class of the Common Stock.

     The Stockholder Agreement provides that in the event that the Merger Agreement has been terminated under circumstances where the Parent is or may become entitled to receive the Termination Fee (as defined in the Stockholder Agreement), each of CVCA, CIBC and Dr. Blum will pay to the Parent on demand an amount equal to the difference between the consideration received by such party from the consummation of any transaction which gives rise to the Company's obligation to pay the Termination Fee pursuant to the Merger Agreement and the consideration such party would have received had it or he tendered its or his Shares pursuant to the Offer (without taking into account any modifications to the Offer as in effect on February 18, 1997), as determined in accordance with the Stockholder Agreement. The Stockholder Agreement, by reference to the Merger Agreement, defines "Termination Fee" as a fee equal to $6.25 million plus up to $500,000 in reimbursement of expenses payable by the Company to Parent in the event the Merger Agreement is terminated by the Parent or the Company under certain circumstances.

     In addition, in the event that (a) prior to the Effective Time, a Takeover Proposal has been made and (b) the Effective Time has occurred and the Parent for any reason has increased the amount of the per Share price payable in the Offer in cash, without interest, over that set forth in the Merger Agreement in effect on the date thereof (the "Original Merger Consideration"), each of CVCA, CIBC and Dr. Blum agrees in the Stockholder Agreement to pay to the Parent on demand an amount in cash equal to the product of (i) the number of Shares of such party subject to the Stockholder Agreement and (ii) 100% of the excess, if any, of (A) the per Share cash consideration or the per Share fair market value of any noncash consideration, as the case may be, received by such party as a result of the Merger, as amended, determined as of the Effective Time, over (B) the amount of the Original Merger Consideration determined as of the time of the first increase in the amount of the Original Merger Consideration.

                                                                     SCHEDULE II
                       [PRUDENTIAL SECURITIES LETTERHEAD]

PRIVATE AND CONFIDENTIAL

                                                               February 10, 1997
Board of Directors
Innotech, Inc.
5568 Airport Road
Roanoke, Virginia 24012

Members of the Board:

     We understand that Johnson & Johnson, a New Jersey corporation ("Parent"), INO Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Sub"), and Innotech, Inc., a Delaware corporation (the "Company"), propose to enter into an agreement and plan of merger (the "Agreement") pursuant to which Parent will cause Sub to commence a tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share, of the Company for $13.75 per Share, net to the sellers in cash. As a condition to the purchase of Shares by Sub pursuant to the Offer (i) a majority of the currently outstanding Shares; and (ii) a majority of the Shares, on a fully diluted basis, must be validly tendered in the Offer and not withdrawn. Following consummation of the Offer, Sub will merge with and into the Company (the "Merger") and any Shares not purchased in the Offer will be converted into the right to receive $13.75 in cash. We further understand that concurrently with the execution of the Agreement, Parent, Sub and certain stockholders of the Company propose to enter into a stockholder agreement (the "Stockholder Agreement") pursuant to which such stockholders will, among other things, agree to sell their Shares to Sub for $13.75 per Share, or such higher price per Share as may be offered by Sub in the Offer.

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of the Company of the cash consideration to be received by such stockholders in the Offer and the Merger.

     In conducting our analysis and arriving at the opinion expressed herein, we have reviewed such materials and considered such financial and other factors we deemed relevant under the circumstances, including:

          (i) a draft dated February 9, 1997 of the Agreement;

          (ii) a draft dated February 9, 1997 of the Stockholder Agreement;

          (iii) certain publicly available historical financial and operating data concerning the Company including the Annual Report to stockholders for the year ended December 31, 1995, the Quarterly Reports on Form 10-Q for the quarters ended September 30, 1996, June 30, 1996 and March 31, 1996 and the Company's prospectus, dated March 14, 1996 relating to the initial public offering of the Shares;

          (iv) certain information of the Company, including financial forecasts relating to the business, earnings, cash flow, assets and prospects of the Company prepared by the management of the Company in February 1996;

          (v) publicly available financial, operating and stock market data concerning certain companies engaged in businesses we deemed relatively comparable to the Company or otherwise relevant to our inquiry;

          (vi) the financial terms of certain recent transactions we deemed relevant;

          (vii) the historical market prices and trading volumes of the Shares; and

          (viii) such other financial studies, analyses and investigations we deemed appropriate.

                       [PRUDENTIAL SECURITIES LETTERHEAD]

     We have, with your approval, assumed that the foregoing agreements when executed by the parties thereto, will conform in all material respects to the drafts of such agreements which we reviewed.

     We have met with members of the senior management of the Company to discuss
(i) the prospects for the Company's business including management's view as to the value of the Company's product development efforts, (ii) management's estimate of the Company's future financial performance and (iii) such other matters we deemed relevant.

     In connection with our review and analysis and in arriving at our opinion, we have relied upon the accuracy and completeness of the financial and other information provided to us by the Company and have not undertaken any independent verification of such information or undertaken an independent appraisal of the assets of the Company. With respect to the financial forecasts provided to us by the Company including management's view as to the value of the Company's product development efforts, we have assumed that such forecasts have been reasonably prepared and represent management's best currently available estimate as to the future financial performance of the Company and such product development efforts. Further, our opinion is necessarily based on economic, financial and market conditions as they exist and can be evaluated as of the date hereof and we assume no responsibility to update or revise this opinion based upon events or circumstances occurring after the date hereof.

     We were retained by the Company pursuant to a letter agreement dated February 4, 1997 to render this opinion to the Board of Directors and provide other financial advisory services in connection with the Offer and the Merger. We were not requested to, nor did we, solicit indications of interest from third parties to merge with or otherwise acquire the Company. We have received a retainer fee for our services, and will receive an additional advisory fee which is contingent upon the consummation of the Offer. In addition, in the ordinary course of business Prudential Securities Incorporated may trade Shares for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in the Shares.

     This letter and the opinion expressed herein are for the use of the Board of Directors of the Company. This opinion does not constitute a recommendation to the stockholders of the Company as to whether such stockholders should tender their Shares in the Offer or vote in favor of the Merger. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner, without our prior written consent, except that the Company may include this opinion in its entirety in any disclosure document to be sent to the Company's stockholders or filed with the Securities and Exchange Commission relating to the Offer or the Merger.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the cash consideration to be received by the stockholders of the Company in the Offer and the Merger is fair from a financial point of view to such stockholders.

                                          Very truly yours,

                                          /s/ Prudential Securities Incorporated

                                          PRUDENTIAL SECURITIES INCORPORATED

                                 EXHIBIT INDEX

    EXHIBIT                                DESCRIPTION                                PAGE NO.
  -----------  -------------------------------------------------------------------    --------
  Exhibit A    Agreement and Plan of Merger, dated as of February 10, 1997, by and among Johnson & Johnson, INO Acquisition Corp. and Innotech, Inc.
               (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 of INO Acquisition Corp. and Johnson & Johnson filed with the
               Securities and Exchange Commission on February 18, 1997 (the
               "Schedule 14D-1")).
  Exhibit B    Stockholder Agreement, dated as of February 10, 1997, by and among
               Johnson & Johnson, INO Acquisition Corp., Innotech, Inc. and Chase
               Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc.
               and Ronald D. Blum, O.D. (incorporated by reference to Exhibit
               (c)(2) of the Schedule 14D-1).
  Exhibit C    Joint Press Release of Johnson & Johnson and Innotech, Inc., dated
               February 11, 1997 (incorporated by reference to Exhibit (a)(8) of the Schedule 14D-1).
  Exhibit D    Letter to Stockholders of Innotech, Inc., dated February 18, 1997.*
  Exhibit E    [Intentionally Omitted].
  Exhibit F    Amended and Restated Employment Agreement, between Innotech, Inc.
               and Robert P. Padula, dated September 19, 1996.
  Exhibit G    Amendment to Employment Agreement, between Innotech, Inc. and
               Horace N. Hudson, dated October 16, 1996.
  Exhibit H    Amendment to Amended and Restated Employment Agreement, between
               Innotech, Inc. and Dr. Amitava Gupta, dated October 16, 1996.
  Exhibit I    Amendment to Employment Agreement, between Innotech, Inc. and Dr.
               Ronald D. Blum, dated October 16, 1996.
  Exhibit J    Third Amended and Restated Employment Agreement, between Innotech,
               Inc. and Steven A. Bennington, dated October 16, 1996.
  Exhibit K    Employment Agreement, between Innotech, Inc. and Sunder H. Malkani, dated October 2, 1995.
  Exhibit L    Employment Agreement, between Innotech, Inc. and Jo Ann Swasey, dated April 1, 1996.
  Exhibit M    Noncompetition Agreement, between Johnson & Johnson and Dr. Ronald
               D. Blum, dated February 10, 1997.
  Exhibit N    Noncompetition Agreement, between Johnson & Johnson and Dr. Amitava
               Gupta, dated February 10, 1997.
  Exhibit O    Noncompetition Agreement, between Johnson & Johnson and Steven A.
               Bennington, dated February 10, 1997.
  Exhibit P    Noncompetition Agreement, between Johnson & Johnson and Robert P.
               Padula, dated February 10, 1997.
  Exhibit Q    Noncompetition Agreement, between Johnson & Johnson and Horace N.
               Hudson, dated February 10, 1997.
  Exhibit R    Noncompetition Agreement, between Johnson & Johnson and Jo Ann
               Swasey, dated February 10, 1997.
  Exhibit S    Noncompetition Agreement, between Johnson & Johnson and Sunder H.
               Malkani, dated February 10, 1997.
  Exhibit T    Offer to Purchase, dated February 18, 1997 (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-1).**
  Exhibit U    Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
               of the Schedule 14D-1).**

---------------
* Included in the Schedule 14D-9 materials being mailed to Company stockholders.

** Included in the offer to purchase materials being mailed to Company stockholders.